OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

TimeToken, Inc.

2728 N 24th Steet
Phoenix, AZ 85008

http://timetokeninc.com



2000 shares of Preferred Equity TimeTokens

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $107,000* in Preferred Equity TimeTokens

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum $10,000 in Preferred Equity TimeTokens

Company	Time Token, Inc.
Corporate Address	2728 N 24th Street, Phoenix, AZ 85008
Description of Business	TimeToken® merges blockchain technology with vacation rental real estate, to create a revolutionary process that brings liquidity to the vacation rental market.
Type of Security Offered	Preferred Equity TimeTokens
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$500

Terms of Tokens

Preferred Equity TimeTokens

Description: The Preferred Equity TimeTokens will represent preferred equity in the Company, with rights and preferences as designated in the Board Resolution attached as an Exhibit to and summarized in the Offering Document.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Nothing to disclose at this time.
- **Expected Network Launch date:** Nothing to disclose at this time
- **Total amount of Tokens authorized for creation:** We will initially authorize 25,000,000 Time Tokens for issuance
- **Amount of Tokens or Rights to Tokens already issued:** None.
- **Exchanges:** Nothing to disclose at this time.

<u>Material Terms:</u>

The following terms and conditions (the "*Terms*") set forth the rights, preferences, powers, restrictions and limitations to be attached to Preferred Equity Time Tokens (the "*Preferred Equity Time Tokens*") to be issued by Time Token, Inc. (the "*Company*"), if and when issued, as set forth in the Company's Amended and Restated Certificate of Incorporation:

- **Designation and Number of Tokens.** The Tokens are designated as "*Preferred Equity Time Tokens*," and the number of Preferred Equity Time Tokens authorized, is 25,000,000, however such number may be increased by the Board of Directors at its sole discretion by amending the Company's Certificate of Incorporation.

- **Ranking.** Each Preferred Equity Time Token shall be identical in all respects to every other Preferred Equity Time Token, and shall, with respect to liquidation preferences, rank senior to all classes of the Company's common stock and any class or series of preferred stock established after the date of issuance of Preferred Equity Time Tokens, except for any class or series of preferred stock designated as senior to or *pari passu* with Preferred Equity Time Tokens (in which case, such class or series of preferred stock shall rank as so designated).

- **Dividends.** The Preferred Equity Time Tokens have no rights to receive any dividends, and any dividends paid by the Company will be issued to the holders of Common Stock, and the holders of any other equity securities that have dividend rights, which the Company may, in the future, authorize and issue.

- **Liquidation.** The holders of Preferred Equity Time Tokens shall be entitled to receive, prior and in preference to any distributions of the assets and funds of the Company, to the holders of Common Stock by reason of their ownership of such stock, $5.00 per share for the Preferred Equity Time Tokens, as appropriately adjusted for any subsequent stock splits, stock dividends, reclassifications and the like with respect to the Preferred Equity Time Tokens (the "**Liquidation Preference**"). If the assets and funds thus available for distribution among the holders of the Preferred Equity Time Tokens are insufficient to permit the payment to such holders of their full aforesaid preferential amount, then the entire amount of the assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Preferred Equity Time Tokens in proportion to the full aggregate Liquidation Preference for the shares of such Preferred Equity Time Tokens owned by each holder. After payment has been made to the holders of Preferred Equity Time Tokens of the full preferential amounts set forth in subsection (a) above, the remaining assets and funds of the Company legally available for distribution shall be distributed to the holders of Common Stock pro rata based upon the number of shares of Common Stock held by each of them.

- **Redemption.** The Company shall retain 90% of the Net Platform Revenue (as defined below), in a reserve account (the "**Reserve Account**"), which will be used to redeem Preferred Equity Time Tokens. Each Preferred Equity Time Token can be redeemed at any time for its pro rata share of the Reserve Account, based on

the number which the Preferred Equity Time Tokens to be redeemed bears to the total number of Preferred Equity Time Tokens outstanding; provided, however, such redemption shall be subject to (a) the distribution limitations under Delaware law, (b) any redemption preference granted to any series of preferred stock of the Company that may be authorized by the Company and which has senior redemption rights to Preferred Equity Time Tokens, and (c) the Board's determination that sufficient cash reserves shall remain after the payment of such redemption, as reasonably required to cover the Company's future operating expenses. The Company shall charge, and deduct from any redemption, a fee equal to the greater of $10.00 and 3% of the redemption amount. "**Net Platform Revenue**" means all cash derived from the operations of the Company, including, without limitation, (a) dividends, (b) interest, (c) rental income, (d) all other cash generated from operations, and (e) all other cash flow that does not constitute the proceeds of a sale or refinancing of any properties, <u>less</u> (x) cash used to pay operating expenses related to the properties and the Company,(y) interest and principal payments on third party financing and a reserve for working capital, in an amount determined in the reasonable discretion of the Company, and (z) such amounts as determined by the Board, in it sole discretion, for use to purchase additional property. The proceeds from the sale or refinancing of any properties, shall not be included in Net Platform Revenue and may, at the discretion of the Company, be reinvested in new properties.

- **Transfer.** The holders of Preferred Equity Time Tokens will be subject to any lock-up period (the "*Lock-Up*") required by the applicable securities law exemption pursuant to which the Preferred Equity Time Tokens are issued, during which such Preferred Equity Time Tokens will be entirely non-transferrable or re-sellable, except in connection with a sale that complies with the applicable securities law exemption.

- **Exclusion of Other Rights.** Preferred Equity Time Tokens shall not have any dividend rights, voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in these Terms (as such Terms may be amended from time to time).

Please see Offering Document for complete set of rights and preferences.

The 10% Bonus for StartEngine Shareholders

Time Token, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 Preferred Equity TimeTokens at $5 / share, you

will receive 2 Preferred Equity TimeToken bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

TimeToken®

Time Token, Inc. is a vacation rental company that provides world-class customer service and experiences. Time Token, brings liquidity to the vacation rental market by merging blockchain technology with vacation rental real estate. This is possible because of advancements made through the Ethereum platform combined with a proprietary blockchain technology. The company's omni-channel infrastructure that is in development will include vacation rental management software and hardware. Combined, these technologies seamlessly integrate all selling channels and solutions into a single platform.

Time Token, Inc. is building a portfolio of properties that will be accessible to both travelers searching for exclusive vacation rental experiences. Time Token, Inc. intends to issue two distinct tokens that will be used for separate purposes. The two types are Preferred Equity TimeTokens, which are being sold in this Offering, and Usage TimeTokens. Time Token, Inc. is also developing a Smart Contract Booking Platform and Marketplace for implementation of the Usage TimeTokens. TimeToken, Inc. was founded in 2017 and is headquartered in Phoenix, Arizona.

Preferred Equity TimeTokens® (For Investors)

The Preferred Equity TimeTokens are an investment opportunity that will be issued upon completion of the development of our platform. The funds raised during the crowdfund are expected to primarily be used to purchase rental properties and develop the platform.

In 2017, the first version of the ERC-20 Preferred Equity TimeToken was developed (V1.0). It is functional on the Ethereum blockchain. As Ethereum continues to evolve

so too will our Preferred Equity TimeTokens.

Usage TimeTokens® (Revenue)

Usage TimeTokens are the keys to the properties, and will be smart contracts that will represent the time being rented in the portfolio. Access codes will be included that will permit entry between check-in and check-out times. They are intended for use at one-week intervals and will expire after the set dates. After a batch of Usage TimeTokens has expired, another batch is to be minted for the next year's date.

As currently contemplated, the Usage TimeTokens will be auctioned on the *TimeToken Smart Contract Booking Platform and Marketplace at a discount to the market rate for the property bookings which they represent. We contemplated that when the marketplace initially opens, the auctions will be open for a one-week period. Once the auction is over, the unsold tokens will be available at the market rate on the *TimeToken Smart Contract Booking Platform and Marketplace.

The Usage TimeToken is concurrently in the design and development phases. Usage TimeTokens are non-fungible utility tokens. Time Token, Inc. is currently testing both the ERC-721 and ERC-821 Ethereum token standard for the Usage TimeTokens.

* The TimeToken Smart Contract Booking Platform and Marketplace is currently under development. The portfolio of vacation rentals will be generating revenue prior to its completion and sale of Usage TimeTokens.

TimeToken Smart Contract Booking Platform and Marketplace®

To increase market liquidity for consumers, Time Token, Inc. is currently developing the Smart Contract Booking Platform and Marketplace where transactions may be conducted through "buy now" or auction type sales. If a Usage TimeToken holder's plans change, they will be able to sell the time (or token) to someone else. Usage TimeTokens will be available for purchase through this system. The platform design also incorporates a marketplace that brings buyers and sellers of time together. This marketplace is where owners of the Usage TimeTokens can sell, trade, and gift their tokens to others for whatever reason they choose. This is designed to be an internal system.

Users of the system will hold their tokens in a wallet, which will store all the balances of Usage TimeTokens and the specific details about each one including the time, date, and location for where they can be redeemed. If the user is a holder of the Preferred Equity TimeTokens, a balance of those tokens will also be included.

The holder of the Usage TimeToken will be required to verify their identity and other pertinent details in order redeem and utilize the vacation rental. Once verified and signed, the guest will be allowed access to the properties for the specified times. This is the same information that any guest would provide when staying at a hotel or any other accommodation.

Each unique Usage TimeToken will hold its own intrinsic value. Those values will be

based on several variables; current market rate for vacation rentals in the area the property is located, the quality of the property, and seasonality within the calendar year. Other factors could include major events that are occurring within proximity to the property. For example, during MLB Spring Training in Arizona, Christmas in Hawaii when vacation rentals are scarce, or when low supply of available accommodations increases the valuations.

The TimeToken® technology platform will bring many benefits and innovations to the vacation rental industry. Among those innovations are the use of streamlined smart contracts, distributed applications, and real time data throughout the entirety of the operations. We also contemplated that the TimeToken technology will also automate cumbersome processes that are otherwise inefficient within the industry while providing value to both investors and consumers.

The Smart Contract Booking Platform and Marketplace is currently under development and Time Token, Inc. intends to have it fully operational and ready for QA testing by the end of Q1 2019. The executive management's goal is to have the system implemented and in production by the beginning of Q4 2019 in time for the beginning of the peak season of the vacation market in Scottsdale/PV. The Smart Contract Booking Platform and Marketplace must in production prior to the implementation of Usage TimeTokens.

Vacation Rental Management System (Operations)

The Vacation Rental Management System (VRMS) allows Time Token, Inc. to track all operational data. Forecasting and planning is conducted through the system for analysis of different locations and prices to determine the best ROI. The management software also helps TimeToken ensure that all ongoing projects run effectively. This system allows TimeToken to track all orders from vendors for items such as towels, toiletries, soap, etc. Cleaning and maintenance schedules are also built into the system. When a property is needed to be cleaned or repaired this process is streamlined and performance maintenance is also tracked. Time Token, Inc. plans on owning properties in various locations and cities. The system, centralizes all the information so executive management can track the various locations and data from any place

The International Vision from Scottsdale...

The plan is to begin in the Scottsdale/Phoenix area and expand from there. Both Phoenix and Scottsdale have high demand for vacation accommodations due to their famous events, affordable housing prices, and great weather (even in the winter!).

Scottsdale has many attractions that bring in vacationers from around the globe. Known for its world-class shopping, downtown Scottsdale is among the most vibrant and unique urban centers in the American Southwest. The Waste Management Phoenix Open is the largest attended PGA golf tournaments in the world. It also hosts

the famous Barrett Jackson car auction. The TimeToken team is based out of Scottsdale and has a wealth of knowledge about the area and its markets.

Phoenix, known as the Valley of the Sun, has been a huge attraction for sport fans. It has hosted the Super Bowl and the NCAA College Basketball's Final Four tournament. In addition, it is the current base for Major League Baseball's famous tradition of 'Spring Training'. During 'Spring Training' the hotel occupancy rate in the area is known to skyrocket to over 90%. Some studies attribute a profit increase of $1 billion USD to 'Spring Training'.

The Grand Canyon is only a short distance away from Scottsdale and Phoenix. Located along the famous U.S. Route 66 ("the main street of America", or "the mother road") the valley is known to have a regular inflow of travelers all throughout the year for its irresistible view and optimal temperature (70 degrees from November to March!).

...To Worldwide

Time Token, Inc. intends to expand its services throughout the United States and internationally. The developmental goal is divided into three phases:

During Phase I Time Token, Inc. will seek to acquire and manage a real estate portfolio with properties valued at just over 100 million USD. The properties fully owned by TimeToken, Inc. will be initially in Arizona. As Time Token, Inc. scales, it intends to purchase more vacation real estate in desirable tourism destinations throughout the United States. A portion of the rental income generated from the real estate portfolio will be invested back into the portfolio.

In Phase II, TimeToken, Inc. intends to implement the Smart Contract Booking Platform and Marketplace. Usage TimeTokens will be introduced and available for purchase. 90% of the cash flows from operations, less operational reserves and amounts determined by the Board of Directors as required to purchase additional properties, shall be held in a reserve account for the redemption of Preferred Equity TimeTokens.

After entering Phase III, TimeToken, Inc. intends to expand its portfolio outside of the US through acquisitions located in strategic travel destinations. After real time statistics obtained through the data warehouse ensures profitable growth, the executive management team will scale the model.

Leadership of Time Token, Inc.

The two founders began conceptualizing the business nearly 6 years ago after reading the Bitcoin whitepaper. Combining their expertise that goes over 20 years, they have conducted more than 6000 real estate transactions and have engineered a unique system of rental services that could revolutionize the vacation industry. They then waited for the right moment and that moment has finally come. Digital currency has developed enough participants and recognition for a concept like this to really gain traction.

The TimeToken founding team holds vast experience in the real estate industry. Their experiences include buying homes at auctions, managing vacation rentals, working with custom luxury home builders, mentoring real estate professionals, and negotiating multi-million-dollar property acquisitions. Their work has covered not only the United States but also international locations including the United Kingdom, France, New Zealand, and Japan.

The team

Officers and directors

Gregory Nelson	Co-Founder & CEO
David Anderson	Co-Founder & CTO

Gregory Nelson
Gregory is the co-founder and has served full time as the Chief Executive Officer and President of Time Token, Inc. since inception. He is an entrepreneur with a 20-year history of building successful businesses from conception to profitability. While attending Arizona State University and earning a Bachelor of Science degree Gregory launched a prosperous valet/parking company. It quickly grew to employ more than 50 people. During that time Gregory built numerous relationships with upscale restaurant owners, the Phoenix Children's Hospital, local charities and the Bank One Ballpark (currently Chase Field.) Immediately after graduating from Arizona State University he sold his valet/parking company and invested the proceeds into a mortgage division of a private lending institution. That company rapidly grew to employ 30 loan officers and processors. In 2006, Plains National Bank purchased the company. Gregory continued to work for Plains National Bank until leaving the mortgage industry in 2009 to focus on real estate acquisitions. In 2011, Gregory became president of OZ Realty and founded a real estate firm that began aggressively purchasing distressed commercial and residential properties through short sales and auctions. His modus operandi was to rehabilitate, lease and sell the real estate. When the real estate market started to improve he began building a portfolio of luxury homes in the Scottsdale and Paradise Valley, Arizona. In 2017, Gregory left his position at OZ Realty to work full-time at Time Token, Inc. Gregory has been developing the concept for TimeToken over the last 5 years with the goal of creating an organization that provides world class service and quality. Gregory has served as a director and President of the Company since December 2017.

David Anderson
David is co-founder and has served full time as the Chief Technology Officer, and Secretary of Time Token, Inc. since inception. He is an entrepreneur, inventor, investor, developer, and technology engineer. David is focused on bringing the vacation rental industry to the Ethereum blockchain. His goal is to provide guests and investors with world class service and completely satisfying experiences. With a 20-year track record of successful accomplishment, David began his career in 1998 managing technology projects that were permitted under the endangered species act.

His projects successfully enhanced anadromous fish passage through federal dams located along the lower Snake and Columbia River Basins. Those innovations led to improvements in natural resource management while increasing the populations of returning salmon and steelhead to the basins. Following his work in the Pacific Northwest, David resided on the Island of Hawaii and discovered his enthusiasm for entertainment and hospitality. While living on the Kona Coast David was mentored by a hotel industry pioneer who taught him his vast sales, business, and marketing knowledge. David has also served as an information technology architect and engineer while managing numerous multi-million-dollar luxury home automation projects throughout Oregon, Arizona, Hawaii, and New Zealand. While living in Hawaii as a young entrepreneur, David also worked part time with Kona Brewing Company where he was mentored by one of the founders. After returning to the Pacific Northwest in 2014, David founded DBA Development LLC where he served as Chief Technology Officer. DBA Development is a management and technology consulting firm. He has nurtured extensive business relationships with some of the largest real estate management and investment firms in the world. In 2015, David was instrumental in securing substantial investment for a test site within the Pan-Pacific UAS Test Range Complex after successfully improving operational strategies and efficiency. That range allows companies developing commercial unmanned aerial vehicle (UAV) systems, or drones, to fly within FAA regulated airspace. Over the past four years he has developed e-commerce, processes, and technology platforms for bestselling brands throughout the world. One brand that implemented a technology platform he developed was recently purchased for over $200,000,000 USD. David is a Native American descendant of the Nez Perce people who have lived on the Columbia River Plateau in the Pacific Northwest region of the United States for at least 11,500 years. He is a Ford Family Foundation Scholar and earned a Bachelor of Science in Business Administration from Eastern Oregon University. His vast experiences have shaped his views on organizational culture as an innovative and inspiring leader who is determined to enact positive changes for society. David has served as a director and Vice President and Secretary since December 2017.

Number of Employees: 10

Related party transactions

Example - The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Lack of Operating History and Risks of Startups/Early-Stage Companies**
Investments in startups, including us, involve a high degree of risk. Investments in token sales, including our Preferred Equity TimeTokens, may involve an even higher degree of risk. Financial and operating risks confronting startups are significant and we are not immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and

prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

- **No management Rights in us** Subject to applicable law and, except as mentioned in our organizational documents, Preferred Equity TimeTokens holders have no voting rights or other management or control rights in us, and, consequently, the investment in Preferred Equity TimeTokens does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Preferred Equity TimeTokens holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of Preferred Equity TimeTokens holders disapprove. In assessing the risks and rewards of an investment in Preferred Equity TimeTokens, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Preferred Equity TimeTokens holders will be subject to the decisions of our directors, officers, and employees.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Time Tokens or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **If we are unable to find suitable rental properties to acquire, we may not be able to achieve our objectives.** Our ability to achieve our objectives depends upon the performance of our management in the acquisition of rental properties. In addition, investors will have no opportunity to evaluate the economic merits or the terms of our rental property acquisitions. You must rely entirely on the abilities of our management. We cannot assure you that our management will be successful in sourcing suitable rental properties on financially attractive terms or at all. Delays we encounter in the selection and origination of rental property acquisitions would likely limit our ability to pay distributions to our token holders.

- **The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.** We face competition from various entities in the time share rental industry. Many of these competitors have substantially greater financial resources than we have. In the future, competition from these entities may reduce the number of suitable rental properties available to us to acquire, increase the bargaining power of property owners seeking to sell, or increase the competition for rental customers. Further, market conditions might deteriorate to the point that the market offers

significant rental concessions to attract tenants, which would have a material adverse effect on us.

- **Future sales of Preferred Equity TimeTokens** Sales, or the possibility of sales, by us, of a substantial number of Preferred Equity TimeTokens following this Offering could have an adverse effect on the price of Preferred Equity TimeTokens or could affect our ability to obtain further capital. We plan to commence additional offerings for Preferred Equity TimeTokens following this Offering.

- **Additional financing** In addition to the funds raised in this Offering, we will need substantial additional financing in order to carry out our proposed business plan. Therefore, even if we are able to raise the entire amount of funds sought in this Offering, we will need to, and will endeavor to, raise such additional funds, but there are no assurances that we will be able to raise such funds.

- **We may be faced with challenges in complying with Delaware law with respect to stock ledger requirements.** Undertaking an offering using blockchain technology does not easily fit within the regulatory framework for traditional stock ledger requirements. The manner in which we record our Token holders may not be in compliance with Delaware stock ledger requirements. The failure to comply with state laws can result in regulatory actions that could have a negative impact on our business.

- **The tax treatment of the Token distribution is uncertain and there may be adverse tax consequences for investors upon certain future events.** Many significant aspects of the U.S. federal income tax treatment of virtual currencies are uncertain, and we do not intend to request a ruling from the IRS on these issues. On March 25, 2014, the IRS released a notice, which discusses certain aspects of the treatment of virtual currencies, such as Bitcoins, for U.S. federal income tax purposes. In the notice, the IRS stated that, for U.S. federal income tax purposes, (i) Bitcoins are "property" that is not currency, and (ii) Bitcoins may be held as capital assets. There are no assurances, however, that the IRS will not alter its position with respect to Bitcoins and other virtual currencies, such as Preferred Equity TimeTokens, in the future or that a court would uphold the treatment set forth in the notice. If the Preferred Equity TimeTokens were properly treated as currency for U.S. federal income tax purposes, gains recognized on the disposition of Preferred Equity TimeTokens would constitute ordinary income, and losses recognized on the disposition of Preferred Equity TimeTokens could be subject to special reporting requirements applicable to "reportable transactions." The purchase of Preferred Equity TimeTokens may result in adverse tax consequences to Investors, including withholding taxes, income taxes, and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Preferred Equity TimeTokens.

- **Changes in law and regulations, and interpretations of existing laws and regulations may adversely impact liquidity and the market price of Preferred Equity TimeTokens and the transferability of Preferred Equity TimeTokens.** Withdrawal or amendment of regulatory authorizations with respect to all or

part of the business carried on by us, or with respect to the fitness and propriety of one or more individuals to perform their current roles (including any of the directors), might require us to cease conducting a particular type of business or modify the manner in which it is conducted. Further, changes to laws or regulations, including the enactment of new requirements in relation to regulatory authorization, advertising, the Internet, online commerce, timeshare regulations and property laws (or changes in the application or interpretation of existing regulations or laws by regulators or other authorities), in any jurisdiction in which we currently carry on business, might oblige us to cease conducting business, or modify the manner in which we conduct business, in that jurisdiction. Such changes could also have a materially adverse effect on our business, financial condition, and operating results and/or subject us or our directors or users to additional taxation or civil, criminal, regulatory, or other action. Our failure to obtain prior regulatory authorization in a jurisdiction where we have operated, or the refusal of a regulator to grant that authorization in a jurisdiction where we may wish to operate, could prevent us from maintaining or expanding our business. Although we have established and implemented, and currently maintain, policies and procedures that we consider adequate to detect any risk of failure to comply with our obligations, there is a risk of non-compliance arising from human error, unauthorized access, technological failure, and fraud. Any non-compliance with applicable laws or regulations in any jurisdiction could have a significant impact on how we conducted our business. Any of the factors described above could have a materially adverse effect on our reputation, business, financial condition, and operating results.

- **The use of Time Token is a major component of our business model.** Additionally, development and use of the Usage Time Token carries a degree of risk, as the ability to use the Usage Time Token will depend on the utilization of it on the Time Token Platform. If Usage Time Tokens are deemed securities, their sale and use could be subject to substantial limitations, which could have a material adverse effect on our business.

- **No established public market for Preferred Equity TimeTokens** The Preferred Equity TimeTokens will be a new issue of digital tokens for which there is no established public market. There is no assurance that, if we list the Preferred Equity TimeTokens in the distant future, any exchange will accept the listing of Preferred Equity TimeTokens or maintain the listing if accepted. There are no assurances that a secondary market will develop or, if a secondary market does develop, that it will provide the holders with liquidity or continue for the life of the Preferred Equity TimeTokens. The digital token market is a new and rapidly developing market, which may be subject to substantial and unpredictable disruptions that cause significant volatility in the prices of digital tokens. We cannot assure the Investors that the market, if any, for the Preferred Equity TimeTokens will be free from such disruptions or that any such disruptions may not adversely affect an Investor's ability to sell the Preferred Equity TimeTokens in the future. Therefore, we cannot assure you that you will be able to sell your Preferred Equity TimeTokens in the future at a particular time or that the price

you receive when you sell will be favorable.

- **The prices of blockchain assets are extremely volatile.** Fluctuations in the price of digital assets could materially and adversely affect our business, and the Time Tokens may also be subject to significant price volatility, as the value of the Time Token is tied to the USD. The prices of blockchain assets are significant uncertainties for us. Prices of cryptocurrencies, such as Bitcoin and Ether, are subject to dramatic fluctuations, and factors that may affect the prices, include, but are not limited to: Global blockchain asset supply; Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; Investors' expectations with respect to the rate of inflation; Changes in the software, software requirements, or hardware requirements underlying the Time Token Platform; Interest rates; Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Time Tokens may be traded and liquidity on such exchanges; Interruptions in service from or failures of major blockchain asset exchanges on which the Time Tokens may be traded; Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in the Time Token Platform or Preferred Equity TimeTokens or other blockchain assets; Monetary policies of governments, trade restrictions, currency devaluations and revaluations; Regulatory measures, if any, that affect the use of blockchain assets such as the Time Tokens; Global or regional political, economic or financial events and situations; or Expectations among Time Token Platform or other blockchain asset participants that the value of the Time Tokens or other blockchain assets will soon change. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Time Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may affect the industry as a whole, and may also cause the price of the Time Tokens and other blockchain assets to fluctuate.

- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** The Time Token Platform, our software applications, and other interfaces or applications built upon the Time Token Platform are still in an early development stage and are unproven, and there are no assurances that the Time Token Platform and the creating, transfer, or storage of the Time Tokens will be uninterrupted or fully secure, which may result in a complete loss of users' Time Tokens or an unwillingness of users to access, adopt, and utilize the Time Token Platform. Further, the Time Token Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Time Token Platform, which may result in the loss or theft of Time Tokens. For example, if the Time Token Platform is subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other

malicious attacks), this may materially and adversely affect the Time Token Platform. Cyber-attacks may target Investors, customers, suppliers, banks, credit card processors, delivery services, e-commerce in general, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, unauthorized trades, an interruption of transaction for an extended period of time, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. Any breach of data security that exposes or compromises the security of any of the private digital keys used to authorize or validate transaction orders, or that enables any unauthorized person to generate any of the private digital keys, could result in unauthorized transactions and would have a materially adverse effect on us. Because transactions utilizing Blockchain technology settle on the same date, it may be impossible to correct unauthorized transactions. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to put in place business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store Investors' and customers' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the

loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our Investors or customers data, our relationships with our investors and/or customers will be severely damaged, and we could incur significant liability from customers, investors, and third parties. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of the Time Token Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

- **Risk of Loss of Credentials.** If your own crypto-wallet credentials are lost or stolen, your Preferred Equity TimeTokens and/or Usage Time Tokens, will be unrecoverable and will be permanently lost. A private key, or a combination of private keys, is necessary to control and dispose of Preferred Equity TimeTokens or Usage Time Tokens stored in your wallet. Accordingly, loss of requisite private key(s) associated with your wallet will result in loss of such Preferred Equity TimeTokens and/or Usage TimeTokens. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your Preferred Equity TimeTokens or Usage TimeTokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to receive and store Preferred Equity TimeTokens or Usage TimeTokens, including your own failure to properly maintain or use such wallet, may also result in the loss of your Preferred Equity TimeTokens and/or Usage TimeTokens. Failure to precisely follow the procedures set forth in this Offering Memorandum and related documents, for buying and receiving Preferred Equity TimeTokens, including, for instance, providing an incorrect wallet address, or providing an address that is not ERC-20 compatible, may result in the loss of yourPreferred Equity TimeTokens.

- **The further development and acceptance of blockchain networks, including the Time Token Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful**

development and adoption of the Time Token Platform and Time Tokens. The growth of the blockchain industry, in general, as well as the blockchain networks on which we rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptocurrency industry and blockchain networks, include, but are not limited to: Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; Changes in consumer demographics and public tastes and preferences; The availability and popularity of other forms or methods of buying and selling goods and services; and General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business, including the functionality of the Usage Time Token.

- **Some market participants may oppose the development of blockchain-based systems and cryptocurrency like the Time Token.** Many participants in the system currently used in the private equity markets may oppose the development of alternative systems. The market participants who may oppose such a system could include market participants with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for us to operate, which could have a materially adverse effect on our business or the Time Tokens.

- **The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business or the utilization of Time Tokens.** As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and, in some cases, regulate their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services, have created new regulatory frameworks. Other states, such as Texas, have published guidance as to how their existing regulatory frameworks apply to virtual currencies. Some states, like New Hampshire and North Carolina, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. Both the Department of the Treasury and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies like Bitcoin. Guidance has even been issued by the United States Department of Treasury and the Commodity and

Futures Trading Commission (CFTC). Further, the IRS released guidance on virtual currencies (available at https://www.irs.gov/pub/irs-drop/n-14-21.pdf) classifying Bitcoin and Ether as property that is not currency for the purposes of federal income taxes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of blockchain assets is of particular relevance to our business. Neither the SEC nor the CFTC has formally asserted regulatory authority over any particular blockchain network. CFTC has publicly taken the position that certain blockchain assets are commodities, but the SEC has not taken the position that any particular blockchain asset is a security. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, upon which our business relies, or a blockchain asset, which is a product utilized by our users in the platform, our business and the Time Tokens may be adversely affected. On July 25, 2017, the Securities and Exchange Commission issued its investigative report into the DAO Token (See SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Release No. 81207 (July 25, 2017), available at https://www.sec.gov/litigation/investreport/34-81207.pdf) (the "DAO Report"). Regulators globally, including, but not limited to, Abu Dhabi, Australia, Brazil, Canada, China, Dubai, Gibraltar, Hong Kong, Israel, Japan, New Zealand, Russia, Singapore, South Korea, Switzerland, and the United Kingdom, have released a statement or issued some form of guidance regarding their position on initial coin offerings and token sales. Our business, including the platform and the Time Tokens could be adversely affected by regulations that restrict the use of cryptocurrencies.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gregory Nelson, 60.0% ownership, Common Stock
- David Anderson, 40.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

There are currently 5,000,000 shares of common stock issued and outstanding.

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally

available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

- Preferred Equity TimeTokens: 0

Terms and Conditions of Preferred Equity Time Tokens

The following terms and conditions (the "*Terms*") set forth the rights, preferences, powers, restrictions and limitations to be attached to Preferred Equity Time Tokens (the "*Preferred Equity Time Tokens*") to be issued by Time Token, Inc. (the "*Company*"), if and when issued, as set forth in the Company's Amended and Restated Certificate of Incorporation:

- **Designation and Number of Tokens.** The Tokens are designated as "*Preferred Equity Time Tokens,*" and the number of Preferred Equity Time Tokens authorized, is 25,000,000, however such number may be increased by the Board of Directors at its sole discretion by amending the Company's Certificate of Incorporation.
- **Ranking.** Each Preferred Equity Time Token shall be identical in all respects to every other Preferred Equity Time Token, and shall, with respect to liquidation preferences, rank senior to all classes of the Company's common stock and any class or series of preferred stock established after the date of issuance of Preferred Equity Time Tokens, except for any class or series of preferred stock designated as senior to or *pari passu* with Preferred Equity Time Tokens (in which case, such class or series of preferred stock shall rank as so designated).
- **Dividends.** The Preferred Equity Time Tokens have no rights to receive any dividends, and any dividends paid by the Company will be issued to the holders of Common Stock, and the holders of any other equity securities

that have dividend rights, which the Company may, in the future, authorize and issue.

○ **Liquidation.** The holders of Preferred Equity Time Tokens shall be entitled to receive, prior and in preference to any distributions of the assets and funds of the Company, to the holders of Common Stock by reason of their ownership of such stock, $5.00 per share for the Preferred Equity Time Tokens, as appropriately adjusted for any subsequent stock splits, stock dividends, reclassifications and the like with respect to the Preferred Equity Time Tokens (the "**Liquidation Preference**"). If the assets and funds thus available for distribution among the holders of the Preferred Equity Time Tokens are insufficient to permit the payment to such holders of their full aforesaid preferential amount, then the entire amount of the assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Preferred Equity Time Tokens in proportion to the full aggregate Liquidation Preference for the shares of such Preferred Equity Time Tokens owned by each holder. After payment has been made to the holders of Preferred Equity Time Tokens of the full preferential amounts set forth in subsection (a) above, the remaining assets and funds of the Company legally available for distribution shall be distributed to the holders of Common Stock pro rata based upon the number of shares of Common Stock held by each of them.

○ **Redemption.** The Company shall retain 90% of the Net Platform Revenue (as defined below), in a reserve account (the "**Reserve Account**"), which will be used to redeem Preferred Equity Time Tokens. Each Preferred Equity Time Token can be redeemed at any time for its pro rata share of the Reserve Account, based on the number which the Preferred Equity Time Tokens to be redeemed bears to the total number of Preferred Equity Time Tokens outstanding; provided, however, such redemption shall be subject to (a) the distribution limitations under Delaware law, (b) any redemption preference granted to any series of preferred stock of the Company that may be authorized by the Company and which has senior redemption rights to Preferred Equity Time Tokens, and (c) the Board's determination that sufficient cash reserves shall remain after the payment of such redemption, as reasonably required to cover the Company's future operating expenses. The Company shall charge, and deduct from any redemption, a fee equal to the greater of $10.00 and 3% of the redemption amount.

"**Net Platform Revenue**" means all cash derived from the operations of the Company, including, without limitation, (a) dividends, (b) interest, (c) rental income, (d) all other cash generated from operations, and (e) all other cash flow that does not constitute the proceeds of a sale or refinancing of any properties, <u>less</u> (x) cash used to pay operating expenses related to the properties and the Company,(y) interest and principal payments on third party financing and a reserve for working capital, in an amount determined in the reasonable discretion of the Company, and (z)

such amounts as determined by the Board, in it sole discretion, for use to purchase additional property. The proceeds from the sale or refinancing of any properties, shall not be included in Net Platform Revenue and may, at the discretion of the Company, be reinvested in new properties.

- **Transfer.** The holders of Preferred Equity Time Tokens will be subject to any lock-up period (the "*Lock-Up*") required by the applicable securities law exemption pursuant to which the Preferred Equity Time Tokens are issued, during which such Preferred Equity Time Tokens will be entirely non- transferrable or re-sellable, except in connection with a sale that complies with the applicable securities law exemption.
- **Exclusion of Other Rights.** Preferred Equity Time Tokens shall not have any dividend rights, voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in these Terms (as such Terms may be amended from time to time).

What it means to be a Minority Holder

As a minority holder of Preferred Equity TimeTokens, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The amount available for each Investor's redemption of Preferred Equity TimeTokens will likely be diluted due to the Company issuing additional Preferred Equity TimeTokens. In other words, when the Company issues more Preferred Equity TimeTokens, the percentage of the reserve account to which they shall be entitled will decrease. Increases in the number of Preferred Equity TimeTokens could result from a token offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment). If we decide to issue more Preferred Equity TimeTokens, an Investor could experience value dilution, with each Preferred Equity TimeToken being worth less than before, and control dilution, with the total percentage an investor owns being less than before. The type of dilution that hurts early-stage investors mostly occurs when the company sells more equity in a "down round," meaning at a lower valuation than in earlier offerings. In addition, upon completion of reviewed financial statements, the Company intends to increase the size of this Offering to $1,070,000 (214,000 Preferred Equity Time Tokens). It is important to realize how the value of Preferred Equity TimeTokens can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Preferred Equity TimeToken.

In addition, the Company plans to initially authorize 25,000,000 Preferred Equity Time Tokens for issuance, however, the Board of Directors and the holders of the Company's common stock, may, their sole discretion, authorize more than 25,000,000 Preferred Equity Time Tokens for issuance.

If you are making an investment expecting to own a certain percentage of the Company or expecting each token to hold a certain amount of value, it is important to realize how the value of those tokens can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Results of operations Year ended December 31, 2017 (Began operations December 2, 2017)

Revenue

Revenue for fiscal year 2017 was $0. TimeToken operations began on December 02, 2017 when the Phoenix headquarters was established.

Cost of sales

Cost of sales in 2017 was $0.

Gross margins

2017 gross profit was $0, gross margins were $0

Expenses

2017 Expenses were $0

The following discussion is based on our unaudited operating data and is subject to change once

we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

For 2018 fiscal year projections

Revenue

We expect to begin generating revenue in the Fall of 2018. Revenue will primarily be driven by vacation home rentals, which will be purchased with funds raised from Preferred Equity TimeTokens offered through the regulation crowdfund.

Cost of sales

Cost of sales in 2018 are expected to include property taxes, HOA fees, lawn care, marketing, administrative, booking platform, insurance, maintenance expenses, cleaning, and other costs. Cost of sales will be proportional to the growth of the portfolio.

Gross margins

We expect gross profit in 2018 to be approximately 4% of the working capital raised through the regulation crowdfund from the offering of Preferred Equity TimeTokens. Only 4% is expected because we are forecasting the crowdfund will close in Q3 and we will put that capital to work at the beginning of Q4

Expenses

We expect 2018 expenses to be approximately $15,000 for marketing and sales, $35,000 for professional fees and $10,000 general administrative.

Financial Milestones

Past

Feb-12

TimeToken is Conceptualized by the Co-founders

Jun-17
ERC-20 Preferred Equity TimeToken Developed (V1.0)

Aug-17

TimeToken Business Development Begins

Oct-17

ERC-721 Usage TimeToken Development Begins

Nov-17

Smart Contract Booking Platform and Marketplace Development Begins

Dec-17

TimeToken opens headquarters in Phoenix, AZ

Mar-18

TimeToken Incorporates In Delaware

May-18

Prefered Equity TimeToken Reservations Available on StartEngine. Raise $107,000 from offering.

Future (projected)

Aug-18
TimeToken Builds Portfolio

Adds additional property to real estate portfolio

Furnish property and rent to guest.

Sept-18

Raise $5,400,000 from offering of Preferred Equity TimeTokens

Oct-18

Portfolio Begins Generating Revenue

Jul-19
Usage TimeTokens Available Smart Contract Booking Platform and Marketplace (proposed date)

We have chosen to offer Preferred Equity TimeTokens to acquire the working capital necessary to further the development of the real estate portfolio and to develop our platform. We believe in the block chain technology the company is developing. We intend to integrate the Smart Contract Booking Platform and Marketplace with Vacation Rental management systems so that revenues can be exponentially increased. This integration will also significantly reduce the cost of goods sold. With the capital raised we are confident that our projections will be swiftly met.

Liquidity and Capital Resources

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Since its incorporation in March of 2018, the Company has raised $0 in equity, and has

$0 debt. The Company is seeking to raise up to $107,000 with an offering of Preferred Equity TimeTokens through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $640 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. We intend to use the funds raised in this offering primarily to grow our portfolio of rental property and develop our platform. Specifically, we intend to invest in digital and social media marketing and make improvements to our website. As discussed above in "Financial condition – Liquidity and capital resources," the Company is offering up to $107,000 of its Preferred Equity TimeTokens through Regulation Crowdfunding. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Indebtedness

The company has no debt.

Recent offerings of securities

None

Valuation

$25,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. Our valuation is based on our intellectual property rights, our brand, underlying real-estate, and our team of expert product developers.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$640	$6,420
Professional Fees	$8,000	$8,000

Net Proceeds	$1,360	$92,580
Use of Net Proceeds:		
Marketing & Sales	$0	$15,000
Working Capital	$1,360	$77,580
Total Use of Net Proceeds	$1,360	$92,580

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $640 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. We intend to use the funds raised in this offering primarily to grow our portfolio of rental property and to develop our platform. Specifically, we intend to invest in digital and social media marketing and make improvements to our website. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at timetokeninc.com in the Investors Relations section under the Annual Reports sub page labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TimeToken, Inc.

[See attached]

I, Gregory Nelson, the Chief Executive Officer of Time Token, LLC, hereby certify that the financial statements of Time Token, LLC. and notes thereto for the periods ending 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

TIME TOKEN, LLC has not yet filed its federal tax return for year 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____05/22/18_____ (Date of Execution).



_____ (Signature)

CEO
_____ (Title)

05/22/18
_____ (Date)

TIME TOKEN, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017

TIME TOKEN, LLC
Index to Financial Statements
(unaudited)

TIME TOKEN LLC
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets		
Current Assets:		
Cash		-
Total Current Assets	$	-
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets	$	-
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings		-
Total Current Liabilities	$	-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities	$	-
Stockholders' Equity		
Capital contribution		4,600
Retained Earnings		(4,600)
Total Stockholders' Equity		-
Total Liabilities and Stockholders' Equity	$	-

TIME TOKEN, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		4,600
Total Operating Expenses		4,600
Income/(Loss) from operations		(4,600)
Net Income/(Loss)	$	(4,600)

	Members' Contributions		Retained Earnings	Stockholders' Equity
	Shares	Amount		
December 2, 2017	-	$ -	$ -	$ -
Contributions		4,600	-	4,600
Net Loss		-	(4,600)	(4,600)
December 31, 2017	-	$ 4,600	$(4,600)	$ -

5

TIME TOKEN, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

Net Income	Cash Flows From Operating Activities	
	Net Income	$ (4,600)
	Net Cash Used in Operating Activities	$ (4,600)
	Cash Flows From Financing Activities	
	Contributions	$ 4,600
	Net Cash Received from Financing Activities	$ 4,600
	Increase in Cash and Cash Equivalents	-
	Cash and cash equivalents, beginning of period	-
	Cash and cash equivalents, end of period	$ -

NOTE 1 – NATURE OF OPERATIONS

Time Token, LLC. was formed on December 2, 2017 ("Inception") in the State of Arizona. The financial statements of Time Token, LLC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.
Time Token, Inc. is a token based real estate rental company. It has developed and owns proprietary methodology and products that enable token holders to rent property less expensively. Time Token, Inc. is a vacation rental company that will provide world-class customer service and experiences. Time Token merges blockchain technology with vacation rental real estate, through advancements in the Ethereum platform combined with a proprietary blockchain technology. The omni-channel commerce platform we are developing will include vacation rental management software and hardware. Combined these technologies will seamlessly integrate real estate selling channels and solutions into a single platform.

Time Token, LLC has an Arizona Limited Liability company, organized on December 2, 2017.

- Time Token, LLC converted to Time Token, Inc a Delaware C Corporation on March 13, 2018.
- Time Token, Inc amended its articles to authorize more shares for multiple classes on May 17, 2018.

A summary of the Company's significant accounting policies follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the

use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from fees paid under contractual agreements and is earned when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

Time Token, LLC

Gregory Nelson's owned 60% and David Anderson owned 40%.

Time Token, Inc

On May 18, 2017, the Company authorized 7,000,000 shares of 0.0001 par value common stock, of which 5,000,0000 issued and outstanding, providing value of $500. Twenty-Five Million (25,000,000 Preferred Stock (designated as Preferred Equity Time Tokens) authorized, 0 issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

Of the 5,000,000 shares of common stock outstanding, related parties own 5,000,000 shares of such stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 12/31/2017 through 05/22/2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





startengine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

Time Token is pending **StartEngine Approval.**

0

Investors

$0.00

Raised of $10K - $107K goal

Time Token

Cryptocurrency Vacation Rentals

Small OPO · Phoenix, AZ · Travel/Tourism · Accepting International Investment

Overview Team Terms Updates Comments Share

Vacation Rental + Blockchain = Revolution

Invest in TimeToken®

Time Token, Inc. is a vacation rental company that will provide **world-class customer service and experiences.** Time Token merges blockchain technology with vacation rental real estate, through advancements in the Ethereum platform combined with a proprietary blockchain technology. The omni-channel commerce platform we are developing will include vacation rental management software and hardware. Combined these technologies will seamlessly integrate real estate selling channels and solutions into a single platform.

Current trends in the market show that vacationers prefer homes to hotels in pursuit of an affordable and more comfortable stay. In 2017, a study conducted by Phocuswright demonstrated that over 60% of millennials prefer homeowners not to be present in the rented homes. This trend is increasing. It is now understood that more travelers are staying longer and seeking private accommodations over alternative options.

Time Token, Inc. intends to bring innovative solutions to the vacation rental industry while providing the value and experiences that consumers are seeking. That's why Time Token, Inc. is using Ethereum's smart contract technology and streamlined rental processes to provide both comfort and affordability to customers.

Time Token, Inc., intends to build a portfolio of fully owned properties that will allow the flexibility to rent exclusive vacation homes to travelers at rates well below the market. The executive leadership team will endeavor to select the most desirable properties located in popular travel destinations.

How does Time Token Inc. do this? Time Token Inc. combines vacation rental real estate and blockchain technology. Preferred Equity TimeTokens will be backed by a reserve of funds equal to 90% of the cash flow from operations, less operational reserves and amounts determined by the Board of Directors as required to purchase additional properties. **Time Token, Inc. has also established multiple paths of revenue.**

Time Token, Inc., aims to build a large portfolio of properties that provide pleasurable vacation experiences for customers and sustainable profits for investors. In addition, TimeToken, Inc. plans to expand its portfolio of properties internationally through acquisitions in strategic travel destinations around the world.

The Offering

<u>Investment:</u> Preferred Equity TimeTokens

$5.00/ Preferred Equity TimeToken

**See Offering Summary below for additional terms.*

Preferred Equity TimeToken

Description: The Preferred Equity TimeToken represents preferred stock of the Company, with rights and preferences as designated in the First Amended and Restated Certificate of Incorporation of Time Token, Inc. attached as Exhibit F to the Offering Document, if any when such tokens are issued.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

How TimeTokens Work

Two Types of Token: *Both types are held in Ether-based wallets.*

Two Types of Tokens - Both types are to be held in Ether-based wallets.
Time Token, Inc. intends to issue **two distinct tokens that are known as:**
Preferred Equity TimeTokens, and Usage TimeTokens.



Preferred Equity TimeTokens

(For Investors)



Usage TimeTokens

(Revenue)

• **Time Token, Inc. will initially authorize 25,000,000 Preferred Equity TimeTokens for issuance.** The first issuance of Preferred Equity TimeTokens will be through a Regulation CF offering through our SEC-regulated intermediary, StartEngine. 21,400 Preferred Equity TimeTokens will be made available on that platform with a price set at $5.00 each. The funds raised during the crowdfund will be used to purchase real-estate.

• **Reserve Fund.** Preferred Equity TimeTokens will be backed by a reserve of funds equal to 90% of the cash flow from operations, less operational reserves and amounts determined by the Board of Directors as required to purchase additional properties. Each Preferred Equity Time Token can be redeemed at any time for its pro rata share of the amounts in the reserve account, based on the number which the Preferred Equity Time Tokens to be redeemed bears to the total number of Preferred Equity Time Tokens outstanding.

• **In 2017, the first version of the ERC-20 Preferred Equity TimeToken was developed** (V1.0). It is functional on the Ethereum blockchain. Time Token, Inc. intends to distribute the Preferred Equity TimeTokens to investors one year after the closing of this Offering.

• **Usage TimeToken will be the keys to the properties.** They will be smart contracts that represent the time being rented in the portfolio. We intend to include access codes for the properties that will permit entry between check-in and check-out times.

• **Usage TimeTokens will be minted for specific times and locations. As we currently contemplate, after a batch of Usage TimeTokens has expired, another batch will be minted for the next year's date.** We expect that the new batch of tokens will be auctioned on the ***TimeToken Smart Contract Booking Platform and Marketplace at a price below the market rate.** (There will be opportunity to resell the Usage TimeTokens at or above market rate on the marketplace prior to their expiration 51 weeks later.) The issuance and sale of Usage TimeTokens will be subject to compliance with applicable securities laws, if the Usage TimeTokens are deemed securities under applicable law.

• As currently contemplated, each auction will be open for a one-week period. Once the auction is over, **the unsold tokens will be available at the market rate** on the TimeToken Smart Contract Booking Platform and Marketplace. Once the holder fully verifies their identity, Usage TimeTokens will be able to be redeemed for use.

• **The Usage TimeToken is concurrently in the design and development phases.** Usage TimeTokens are non-fungible tokens. Time Token, Inc. is currently testing both the ERC-721 and ERC-821 Ethereum token standard for the Usage TimeTokens.

* The TimeToken Smart Contract Booking Platform and Marketplace is currently under development. We expect that the portfolio of vacation rentals will be generating revenue prior to its completion and the sale of Usage TimeTokens.

Why Be a TimeToken Investor?

"Are you a hodler?"



REVENUE IN VACATION RENTALS ANNUALLY (United States)

Source: Statista, April 2018. Selected region only includes countries listed on the Digital Market Outlook

NUMBER OF VACATION USERS

47,500,000



Source: Statista, April 2018, Selected region only includes countries listed on the Digital Market Outlook

As shown in the charts, the number of vacation rental users and the revenue in the vacation rental businesses have been rising in the U.S. In 2017, the annual revenue of vacation rentals in the U.S. reached a total of **$16.1 billion.** Following this trend, the demand for vacation rentals is expected to continue to grow. According to the National Vacation Rental Management Association, in 2016, the global vacation rental market was valued at $100 billion dollars. The entire industry is predicted to reach a worth of $167.9 billion globally by 2019.

Time Token, Inc. has also established multiple paths of revenue. **90% of net platform revenue will be** deposited in a reserve account at the end of each quarter. **As an investor, you could profit from real estate without having to deal with the cumbersome processes of property management and maintenance.** By automating and streamlining the whole process, Time Token, Inc. intends to eliminate the burdens of, among other things:

- High fees;
- Maintenance costs;
- Constant up-sale without returned value;
- Inconsistent business relationships; and
- Uncertain or confusing contract terms.

Time Token may also generate revenue through licensing the Smart Contract Booking Platform and Marketplace to other property owners for the benefit of improving their rental processes.

ARPU AVERAGE REVENUE PER USER (USD)



Source: Statista, April 2018, Selected region only includes countries listed on the Digital Market Outlook

TimeToken Marketplace and Booking Platform



• **After Implementation, we intend for the TimeToken Smart Contract Booking Platform and Marketplace to connect directly to the Ethereum blockchain.**

• In addition to providing the sale and redemption of usage tokens, subject to applicable securities laws, the **platform will act as a market where Usage TimeToken holders can sell, exchange, and gift their tokens to others.**

• **Transactions may be conducted through auctions or with set prices.**

• **The token wallets which hold our tokens, will hold information regarding Preferred Equity TimeTokens and Usage TimeTokens** (for instance, the date, time, and location for where a set of Usage TimeTokens can be redeemed. They will also display the balances of Preferred Equity Tokens held).

• The Smart Contract Booking Platform and Marketplace is currently under development and Time Token, Inc. intends to have it fully operational and ready for QA testing by the end of Q1 2019. The executive management's goal is to have the system implemented and in production by the beginning of Q4 2019 in time for the beginning of the peak season of the vacation market in Scottsdale/PV.

The Power of Our Tokens

Time Token, Inc. has designed a two token system for the booming vacation rental industry. Preferred Equity TimeTokens are a redeemable investment opportunity. As contemplated, Usage TimeTokens are intended to operate on a Smart Contract Booking Platform and Marketplace. They will be smart contracts allowing access to specific properties within the portfolio.

Time Token, Inc.'s business model seeks to solve the deficiencies existing with most of the existing vacation rental companies. **For example, in the current time share model, users buy a "time" for a rental space and they are stuck with that time and location.** Time Token, Inc. will solve that problem by using Ethereum smart contracts with its business model.



Time Token, Inc. is developing a proprietary Smart Contract Booking Platform and Marketplace system that, subject to applicable securities laws, will allow consumers to exchange Usage TimeTokens with other users. **The intention is to give users full flexibility on when and where they wish to stay within the entire portfolio of luxurious vacation real estate.**

Time Token, Inc. is developing ERC-20 compatible tokens. **Ethereum is the second-most widely used cryptocurrency for many reasons including their integration of smart contracts.** Time Token, Inc. intends to use two types of ERC-20 based tokens (Preferred Equity TimeTokens and Usage TimeTokens) in ways that they bring direct and tangible outcomes (vacations!) rather than just "hopes and dreams."



ERC-20 Token Standard

The International Vision

From Scottsdale...

The plan is to begin in the Scottsdale/Phoenix area and expand from there. Both Phoenix and Scottsdale have high demand for vacation accommodations due to their famous events, affordable housing prices, and great weather (even in the winter!).




Scottsdale has many attractions that bring in vacationers from around the globe. Known for its world-class shopping, downtown Scottsdale is among the most vibrant and unique urban centers in the American Southwest. The Waste Management Phoenix Open is the largest attended PGA golf tournaments in the world. It also hosts the famous Barrett Jackson car auction. The TimeToken team is based out of Scottsdale and has a wealth of knowledge about the area and its markets.

Phoenix, known as the Valley of the Sun, has been a huge attraction for sport fans. It has hosted the Super Bowl and the NCAA College Basketball's Final Four tournament. In addition, it is the current base for Major League Baseball's famous tradition of 'Spring Training'. During 'Spring Training' the hotel occupancy rate in the area is known to skyrocket to over 90%. As reported by the Arizona Office of Tourism, hotel occupancy rate in the area is known to skyrocket to over 90% during 'Spring Training'.



The Grand Canyon is only a short distance away from Scottsdale and Phoenix. Located along the famous U.S. Route 66 ("the main street of America", or "the mother road") the valley is known to have a regular inflow of travelers all throughout the year for its irresistible view and optimal temperature (70 degrees from November to March!).

... to Worldwide

Time Token, Inc. intends to expand its services throughout the United States and internationally. The expansion goal is divided into three phases:

During Phase I Time Token, Inc. will seek to acquire a fully owned portfolio of vacation rental real estate valued at over $100 million USD. As Time Token, Inc. scales, it intends to purchase more vacation real estate in desirable tourism destinations throughout the United States. Time Token, Inc. will continue to work on the development of the Smart Contract Booking Platform and Marketplace along with the Usage Time Token.

In Phase II, TimeToken, Inc. intends to implement the Smart Contract Booking Platform and Marketplace, and introduce and make available for purchase and use, Usage TimeTokens.

After entering Phase III, **TimeToken, Inc. intends to expand its portfolio outside of the US through acquisitions located in strategic travel**



destinations. After real time statistics obtained through the data warehouse ensures profitable growth, the executive management team will scale the model.



Our Current Properties

Luxury Homes for Discerning Vacationers and Renters





134th Way - Scottsdale, AZ

Tucked away and with an incredible view from the hot tub, this property is an oasis sure to satisfy even the most difficult-to-please traveler.

Candlewood - Scottsdale, AZ

Located next to the Troon Country Club, this remote getaway offers beautiful stargazing opportunities from a relaxing patio.





Cochise - Paradise Valley, AZ

Located in the heart of the very desirable Paradise Valley, this wonderful property offers a luxurious private getaway.

Arroyoa Vista - Phoenix, AZ

Located at Piestewa Peak Mountain Preserve, this spacious property offers a great destination for vacationing families.

The TimeToken Team

A Mix of Technologists and Real Estate Specialists

The two founders began conceptualizing the business nearly 6 years ago after reading the Bitcoin whitepaper. Combining their expertise that goes over 20 years, they have conducted more than 6000 real estate transactions and have engineered a unique system of rental services that could revolutionize the vacation industry. They then waited for the right moment and **that moment has finally come. Digital currency has developed enough participants and recognition for a concept like this to really gain traction.**

The TimeToken founding team holds vast experience in the real estate industry. Their experiences include buying homes at auctions, managing vacation rentals, working with custom luxury home builders, mentoring real estate professionals, and negotiating multi-million-dollar property acquisitions. Their work has covered not only the United States but also international locations including the United Kingdom, France, New Zealand, and Japan.



Time Token, Inc. Executive Leadership Team

Invest in TimeToken

Join the Blockchain Revolution in Vacation Rental Real Estate











Don't just stand on the sidelines. TimeToken is poised to build a new paradigm in the vacation market, and you can be a part of it. **Invest in TimeToken** today and get in on the ground floor of this exciting revolution in the vacation property market!

February 2012

TimeToken is Conceptualized

The two co-founders begin the early development processes of TimeToken. A technology expert and a real estate broker began collaboration on game changing innovations for vacation rental real estate.

July 2015

Ethereum Goes Live

The system went live on 30 July 2015, with 11.9 million coins "premined" for the crowdsale. The maket cap for Ethereum has grown to $66.57B since its release (as of 5/2/2018).

June 2017

ERC20 Token

ERC-20 Preferred Equity TimeToken Developed (V1.0)

They are functional on the Ethereum blockchain.

August 2017

TimeToken Business Development Begins

Many potential revenue streams are identified within the vacation rental industry. New use cases are discovered. Processes to design, develop, and implement growth opportunities are set into motion.

October 2017

ERC721

ERC-721 Usage TimeToken Development Begins

Usage TimeTokens are non-fungible utility tokens. Time Token, Inc. begins testing both the ERC-721 and ERC-821 Ethereum token standard for the Usage TimeTokens.

November 2017

Booking Platform and Marketplace

Development begins on Smart Contract Booking Platform and Marketplace.

December 2017

TimeToken Establishes Headquarters.

TimeToken Opens Headquarters in Phoenix Arizona

March 2018

Time Token, Inc. Incorporates In Delaware

May 2018

Prefered Equity TimeToken Reservations Available on StartEngine

July 2018

TimeToken Grows Portfolio

Time Token, Inc is building a portfolio of fully owned properties that will allow the flexibility to rent exclusive vacation homes to travelers at rates well below the market.

October 2018

Portfolio Revenue Expansion

Time Token. Inc will grow the portfolio with the crowdfund investments. The larger portfolio of properties will increase revenues exponentially.

July 2019

Smart Contract Booking Platform and Marketplace Goes Live

Usage TimeTokens will be available on the Ethereum Blockchain.

Meet Our Team

Gregory Nelson

Co-Founder & CEO

Gregory is the co-founder and has served full time as the Chief Executive Officer and President of Time Token, Inc. since inception. He is an entrepreneur with a 20-year history of building successful businesses from conception to profitability. While attending Arizona State University and earning a Bachelor of Science degree Gregory launched a prosperous valet/parking company. It quickly grew to employ more than 50 people. During that time Gregory built numerous relationships with upscale restaurant owners, the Phoenix Children's Hospital, local charities and the Bank One Ballpark (currently Chase Field.) Immediately after graduating from Arizona State University he sold his valet/parking company and invested the proceeds into a mortgage division of a private lending institution. That company rapidly grew to employ 30 loan officers and processors. In 2006, Plains National Bank purchased the company. Gregory continued to work for Plains National Bank until leaving the mortgage industry in 2009 to focus on real estate acquisitions. In 2011, Gregory became president of OZ Realty and founded a real estate firm that began aggressively purchasing distressed commercial and residential properties through short sales and auctions. His modus operandi was to rehabilitate, lease and sell the real estate. When the real estate market started to improve he began building a portfolio of luxury homes in the Scottsdale and Paradise Valley, Arizona. In 2017, Gregory left his position at OZ Realty to work full-time at Time Token, Inc. Gregory has been developing the concept for TimeToken over the last 5 years with the goal of creating an organization that provides world class

David Anderson

Co-Founder & CTO

David is co-founder and has served full time as the Chief Technology Officer, and Secretary of Time Token, Inc. since inception. He is an entrepreneur, inventor, investor, developer, and technology engineer. David is focused on bringing the vacation rental industry to the Ethereum blockchain. His goal is to provide guests and investors with world class service and completely satisfying experiences. With a 20-year track record of successful accomplishment, David began his career in 1998 managing technology projects that were permitted under the endangered species act. His projects successfully enhanced anadromous fish passage through federal dams located along the lower Snake and Columbia River Basins. Those innovations led to improvements in natural resource management while increasing the populations of returning salmon and steelhead to the basins. Following his work in the Pacific Northwest, David resided on the Island of Hawaii and discovered his enthusiasm for entertainment and hospitality. While living on the Kona Coast David was mentored by a hotel industry pioneer who taught him his vast sales, business, and marketing knowledge. David has also served as an information technology architect and engineer while managing numerous multi-million-dollar luxury home automation projects throughout Oregon, Arizona, Hawaii, and New Zealand. While living in Hawaii as a young entrepreneur, David also worked part time with Kona Brewing Company where he was mentored by one of the founders. After returning to the Pacific Northwest in 2014, David founded DBA Development LLC where he served as Chief Technology

service and quality. Gregory has served as a director and President of the Company since December 2017.

Officer. DBA Development is a management and technology consulting firm. He has nurtured extensive business relationships with some of the largest real estate management and investment firms in the world. In 2015, David was instrumental in securing substantial investment for a test site within the Pan-Pacific UAS Test Range Complex after successfully improving operational strategies and efficiency. That range allows companies developing commercial unmanned aerial vehicle (UAV) systems, or drones, to fly within FAA regulated airspace. Over the past four years he has developed e-commerce, processes, and technology platforms for bestselling brands throughout the world. One brand that implemented a technology platform he developed was recently purchased for over $200,000,000 USD. David is a Native American descendant of the Nez Perce people who have lived on the Columbia River Plateau in the Pacific Northwest region of the United States for at least 11,500 years. He is a Ford Family Foundation Scholar and earned a Bachelor of Science in Business Administration from Eastern Oregon University. His vast experiences have shaped his views on organizational culture as an innovative and inspiring leader who is determined to enact positive changes for society. David has served as a director and Vice President and Secretary since December 2017.





Qadir Nabi

VP of IT Solutions

Qadir has served full time as Vice President of Information Technology Solutions for Time Token, Inc. since inception. He made his mark in real estate and banking by operating a network of 23 mortgage banking branches. During his career in banking and real estate, Qadir developed numerous valuable client and investment relationships. These relationships culminated in his serving as a Senior Advisor/Subject Matter Expert for several Fortune 500 companies. Qadir also has extensive knowledge of mortgage platforms and real estate technologies. He has vast experience with managing multi-million-dollar IT projects for companies such as AAA, iHerb, and The Irvine Company via Q&Q Consulting Services. He has also successfully raised millions of dollars for clients with his extensive network of contacts. Qadir is has worked on multiple large financial transactions to finance and fund these real estate ventures. Qadir has also ventured into the government sector. He has consulted to the US Department of Defense, providing pre-deployment simulation and linguistic programs for soldiers bound overseas. Qadir has successfully executed multiple training programs at US military bases. He is continuously striving to equip our troops with the essential linguistic, cultural, and logistical knowledge they need to succeed, prior to deploying. Qadir holds a degree in Finance and International business from Arizona State University's W.P. Carey School of Business. Qadir is fluent in English, Danish, Farsi, Hindi, Urdu, Pushto, and Dari. He can also communicate in Swedish, German and Spanish. Together these proficiencies and aptitudes make Qadir uniquely qualified to build the IT platforms and infrastructure, both technological and financial, that this venture requires to succeed.

Torsten Coulson

Director of Real Estate Acquisitions

Torsten has served part-time as the Director of Real Estate Acquisitions and Treasurer for Time Token, Inc. since inception. He currently dedicates 25 hours per week to Time Token, Inc. Torsten has a decade of experience and has completed over 6,000 real estate transactions. Prior to Torsten's real estate ventures he was an officer in the United States Military and has a law enforcement background. In 2003 Torsten founded TNT Management and currently serves part-time as its President. TNT Management is a property management company located in Scottsdale, AZ. On his free time, Torsten is also a real estate Mentor for Clever Investor. Clever Investor is one of the best real estate education companies in the industry. Many of his students have closed multiple deals because of his strong mentoring. Over the past 3 1/2 years Torsten has completed around 1,500 successful mentoring sessions. In the Phoenix market, Torsten has worked on many deals. Over the past 15 years, he has owned, remodeled, leased, rented and sold thousands rental properties throughout Arizona. Torsten's persistence identifying profitable ways to make deals work puts him in a trusted position on the team. If there's a way to make a deal happen, Torsten will find it. When not busy purchasing real estate, you will usually find Torsten enjoying time with his kids and coaching his son's baseball team. Torsten has served as our Chief Financial Officer since December 2017.

Offering Summary

Maximum $107,000* in Preferred Equity TimeTokens

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum $10,000 in Preferred Equity TimeTokens

Company	Time Token, Inc.
Corporate Address	2728 N 24th Street, Phoenix, AZ 85008
Description of Business	TimeToken® merges blockchain technology with vacation rental real estate, to create a revolutionary process that brings liquidity to the vacation rental market.
Type of Security Offered	Preferred Equity TimeTokens
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$500

<u>Terms of Tokens</u>

Preferred Equity TimeTokens

Description: The Preferred Equity TimeTokens will represent preferred equity in the Company, with rights and preferences as designated in the Board Resolution attached as an Exhibit to and summarized in the Offering Document.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Nothing to disclose at this time.
- **Expected Network Launch date:** Nothing to disclose at this time
- **Total amount of Tokens authorized for creation:** We will initially authorize 25,000,000 Time Tokens for issuance
- **Amount of Tokens or Rights to Tokens already issued:** None.
- **Exchanges:** Nothing to disclose at this time.

<u>**Material Terms:**</u>

The following terms and conditions (the "**Terms**") set forth the rights, preferences, powers, restrictions and limitations to be attached to Preferred Equity Time Tokens (the "**Preferred Equity Time Tokens**") to be issued by Time Token, Inc. (the "**Company**"), if and when issued, as set forth in the Company's Amended and Restated Certificate of Incorporation:

- **Designation and Number of Tokens**. The Tokens are designated as "**Preferred Equity Time Tokens**," and the number of Preferred Equity Time Tokens authorized, is 25,000,000, however such number may be increased by the Board of Directors at its sole discretion by amending the Company's Certificate of Incorporation.
- **Ranking**. Each Preferred Equity Time Token shall be identical in all respects to every other Preferred Equity Time Token, and shall, with respect to liquidation preferences, rank senior to all classes of the Company's common stock and any class or series of preferred stock established after the date of issuance of Preferred Equity Time Tokens, except for any class or series of preferred stock designated as senior to or *pari passu* with Preferred Equity Time Tokens (in which case, such class or series of preferred stock shall rank as so designated).
- **Dividends**. The Preferred Equity Time Tokens have no rights to receive any dividends, and any dividends paid by the Company will be issued to the holders of Common Stock, and the holders of any other equity securities that have dividend rights, which the Company may, in the future, authorize and issue.
- **Liquidation**. The holders of Preferred Equity Time Tokens shall be entitled to receive, prior and in preference to any distributions of the assets and funds of the Company, to the holders of Common Stock by reason of their ownership of such stock, $5.00 per share for the Preferred Equity Time Tokens, as appropriately adjusted for any subsequent stock splits, stock dividends, reclassifications and the like with respect to the Preferred Equity Time Tokens (the "**Liquidation Preference**"). If the assets and funds thus available for distribution among the holders of the Preferred Equity Time Tokens are insufficient to permit the payment to such holders of their full aforesaid preferential amount, then the entire amount of the assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Preferred Equity Time Tokens in proportion to the full aggregate Liquidation Preference for the shares of such Preferred Equity Time Tokens owned by each holder. After payment has been made to the holders of Preferred Equity Time Tokens of the full preferential amounts set forth in subsection (a) above, the remaining assets and funds of the Company legally available for distribution shall be distributed to the holders of Common Stock pro rata based upon the number of shares of Common Stock held by each of them.
- **Redemption**. The Company shall retain 90% of the Net Platform Revenue (as defined below), in a reserve account (the "**Reserve Account**"), which will be used to redeem Preferred Equity Time Tokens. Each Preferred Equity Time Token can be redeemed at any time for its pro rata share of the Reserve Account, based on the number which the Preferred Equity Time Tokens to be redeemed bears to the total number of Preferred Equity Time Tokens outstanding; provided, however, such redemption shall be subject to (a) the distribution limitations under Delaware law, (b) any redemption preference granted to any series of preferred stock of the Company that may be authorized by the Company and which has senior redemption rights to Preferred Equity Time Tokens, and (c) the Board's determination that sufficient cash reserves shall remain after the payment of such redemption, as reasonably required to cover the Company's future operating expenses. The Company shall charge, and deduct from any redemption, a fee equal to the greater of $10.00 and 3% of the redemption amount. "**Net Platform Revenue**" means all cash derived from the operations of the Company, including, without limitation, (a) dividends, (b) interest, (c) rental income, (d) all other cash generated from operations, and (e) all other cash flow that does not constitute the proceeds of a sale or refinancing of any properties, **less** (x) cash used to pay operating expenses related to the properties and the Company,(y) interest and principal payments on third party financing and a reserve for working capital, in an amount determined in the reasonable discretion of the Company, and (z) such amounts as determined by the Board, in it sole discretion, for use to purchase additional property. The proceeds from the sale or refinancing of any properties, shall not be included in Net Platform Revenue and may, at the discretion of the Company, be reinvested in new properties.
- **Transfer**. The holders of Preferred Equity Time Tokens will be subject to any lock-up period (the "**Lock-Up**") required by the applicable securities law exemption pursuant to which the Preferred Equity Time Tokens are issued, during which such Preferred Equity Time Tokens will be entirely non- transferrable or re-sellable, except in connection with a sale that complies with the applicable securities law exemption.
- **Exclusion of Other Rights**. Preferred Equity Time Tokens shall not have any dividend rights, voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in these Terms (as such Terms may be amended from time to time).

Please see Offering Document for complete set of rights and preferences.

The 10% Bonus for StartEngine Shareholders

Time Token, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 Preferred Equity TimeTokens at $5 / share, you will receive 2 Preferred Equity TimeToken bonus shares, meaning you'll own 22 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Disclaimer

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types



1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Intro---

Light music

Music fades to very low volume-

{Camera on Greg}

[Lower Screen small TimeToken Logo with Text "Gregory Nelson CEO, TimeToken]

Welcome to TimeToken. I'm Gregory Nelson, co-founder, and CEO of TimeToken Inc. Having over 20 years of experience in the real estate industry, I am excited to announce to you what we are developing and how we are pioneering technological advancements within the vacation rental industry. The TimeToken team is merging blockchain technology with vacation rental real estate. We are designing a two-token platform. One token is meant to be for the benefit of owners like you and the other for the benefit of guests who stay in the properties. This platform is intended to benefit anyone who wants to participate. We intend to bring both efficiency and transparency to the real estate market. By automating and streamlining the processes within the vacation rental industry, Time Token, Inc. also intends to eliminate the burdens of:

☒High fees

☒Maintenance costs

☒Constant up-sale without returned value

☒Inconsistent business relationships

☒Uncertain or confusing contract terms

☒Manual time consuming processes

AND

☒Unreliable communication of critical real time data among systems within the supply chain.

By solving those problems, TimeToken could be perfectly positioned as a leader within the industry.

40 secs

II

{Video clips luxury properties drone fly over, clips showing interior, bedroom, kitchen, living

room, jumping into pool, families enjoying vacation homes ---- With narration of transcript}

The entire vacation rental industry is now worth over 150 billion globally [show statistic source at the bottom of screen "Statista, April 2018"] and we are seeking to deliver this robust market to you. Vacation rental users have been steadily growing in numbers. The annual revenue in the vacation rental businesses have been rising in the United States and for 2017 it reached a total of $16.1 billion. [show statistic source at the bottom of screen "Statista, April 2018"] Looking forward at the trend, the demand for vacation rentals is expected to continually grow.

A recent study conducted by Phocuswright demonstrated that over 60% of millennials prefer homeowners not to be present in the rented homes. These statistics confirm that vacationers prefer homes to hotels in pursuit of an affordable and more comfortable stay. This trend is also increasing and travelers are staying longer.

{Camera on Greg}

We believe in determining what travelers want and delivering exactly that to the market. This is why the locations that we have selected for our homes are specifically chosen with our guests comforts and conveniences in mind.

30 secs

III

{Video Clips ---Scottsdale-city views, Sunshine, Food, Great Weather, Vacationers Loving it here--With narration of transcript}

Scottsdale is already a thriving vacation destination because of the world class amenities it has to offer.

8 secs

IV

{Video clips of scenic and natural beauty, Sedona, Grand Canyon, Antelope Canyon, etc --- With narration of transcript}

With the majority of funding raised we intend to purchase profitable real estate to put on our books.

14 secs

{Camera on Greg}

TimeToken is poised to build a new paradigm in the vacation rental market and you can be a part of it. To learn how you can join us please follow the link to our campaign that is located on StartEngine(link)....

7 secs

Light music-volume up

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "TIME TOKEN, INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF MAY, A.D. 2018, AT 11:47 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6796130 8100
SR# 20183950266

Authentication: 202721961
Date: 05-18-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:47 PM 05/17/2018
FILED 11:47 PM 05/17/2018
SR 20183950266 - File Number 6796130

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TIME TOKEN, INC.

Time Token, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on March 13, 2018. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors (the "**Board of Directors**") and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

I.

The name of the corporation is Time Token, Inc. (the "**Company**").

II.

The address of the registered office of the Company in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, DE., County of Kent, 19904, and the name of its registered agent at such address is National Registered Agents, Inc.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

The Company is authorized to issue two classes of stock to be designated "**Common Stock**" and "**Preferred Stock**". The aggregate number of shares that the Company shall have authority to issue is 7,500,000 shares of Common Stock, par value $0.0001 per share, and 25,000,000 shares of Preferred Stock, par value $0.0001 per share, all of which are designated as "**Preferred Equity Time Tokens**".

The rights, preferences, privileges and restrictions granted to and imposed upon the Preferred Equity Time Tokens and the Common Stock are as follows:

1. ***Dividends.*** Except as set forth in Section 2, the holders of Common Stock shall have the sole right to receive dividends, if and when dividends are declared by the Board of Directors.

2.   ***Liquidation Rights.*** In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, distributions to the stockholders of the Company shall be made in the following manner:

(a)   *Preferred Equity Time Tokens Liquidation Preference.* The holders of Preferred Equity Time Tokens shall be entitled to receive, prior and in preference to any distributions of the assets and funds of the Company, to the holders of Common Stock by reason of their ownership of such stock, $5.00 per share for the Preferred Equity Time Tokens, as appropriately adjusted for any subsequent stock splits, stock dividends, reclassifications and the like with respect to the Preferred Equity Time Tokens (the "**Liquidation Preference**"). If the assets and funds thus available for distribution among the holders of the Preferred Equity Time Tokens are insufficient to permit the payment to such holders of their full aforesaid preferential amount, then the entire amount of the assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Preferred Equity Time Tokens in proportion to the full aggregate Liquidation Preference for the shares of such Preferred Equity Time Tokens owned by each holder.

(b)   *Distribution After Payment of Liquidation Preferences.* After payment has been made to the holders of Preferred Equity Time Tokens of the full preferential amounts set forth in subsection (a) above, the remaining assets and funds of the Company legally available for distribution shall be distributed to the holders of Common Stock pro rata based upon the number of shares of Common Stock held by each of them.

(c)   *Non-Cash Distribution.* Whenever the distribution provided for in this Section 2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

(i)   If traded on a national securities exchange or through the Nasdaq Global Market, the value shall be deemed to be the average of the closing sales prices of the security on such exchange or quotation system over the thirty (30) day period ending three (3) days prior to the closing;

(ii)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices of the security (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(iii)   If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors, in its reasonable discretion.

3.   ***Voting.*** Except as otherwise provided by law, in this Amended and Restated Certificate of Incorporation (this "**Certificate**") or in any written agreement, the Preferred Equity Time Tokens have no voting rights, and the Common Stock shall have all voting rights, including, but not limited to, the right to approve amendments to this Certificate to increase the authorized number of shares issuable hereunder, and to create one or more new classes of preferred stock with rights, preferences and privileges that are more favorable to the rights, preferences and privileges applicable to the Preferred Equity Time Tokens.

4. ***Redemption.*** The Company shall retain 90% of the Net Platform Revenue (as defined below), in a reserve account (the "**Reserve Account**"), which will be used to redeem Preferred Equity Time Tokens. Each Preferred Equity Time Token can be redeemed at any time for its pro rata share of the Reserve Account, based on the number which the Preferred Equity Time Tokens to be redeemed bears to the total number of Preferred Equity Time Tokens outstanding; provided, however, such redemption shall be subject to (a) the distribution limitations under Delaware law, (b) any redemption preference granted to any series of preferred stock of the Company that may be authorized by the Company and which has senior redemption rights to Preferred Equity Time Tokens, and (c) the Board's determination that sufficient cash reserves shall remain after the payment of such redemption, as reasonably required to cover the Company's future operating expenses. The Company shall charge, and deduct from any redemption, a fee equal to the greater of $10.00 and 3% of the redemption amount. "**Net Platform Revenue**" means all cash derived from the operations of the Company, including, without limitation, (a) dividends, (b) interest, (c) rental income, (d) all other cash generated from operations, and (e) all other cash flow that does not constitute the proceeds of a sale or refinancing of any properties, less (x) cash used to pay operating expenses related to the properties and the Company, (y) interest and principal payments on third party financing and a reserve for working capital, in an amount determined in the reasonable discretion of the Company, and (z) such amounts as determined by the Board, in it sole discretion, for use to purchase additional property. The proceeds from the sale or refinancing of any properties, shall not be included in Net Platform Revenue and may, at the discretion of the Company, be reinvested in new properties.

5. ***Perpetual Existence.*** The Company is to have perpetual existence.

6. ***Amendment, Repeal of Bylaws.*** In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Company (the "**Bylaws**").

7. ***Excluded Opportunities.*** The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director or officer of the Company or any of its subsidiaries, or (ii) any holder of Preferred Equity Time Tokens or Common Stock, or any partner, member, director, stockholder, employee, affiliate or agent of any such holder (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director or officer of the Company while such Covered Person is performing services in such capacity. Any repeal or modification of this Section 6 will only be prospective and will not affect the rights under this Section 6 in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

3

8.   ***Exclusion of Other Rights.*** Preferred Equity Time Tokens shall not have any dividend rights, voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth herein.

V.

1.   ***Limitation of Directors' and Officers' Liability.*** To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer, except to the extent such exception from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Article V, nor the adoption of any provisions of this Certificate inconsistent with this Article V, shall eliminate or reduce the effect of this Article V in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article V, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2.   ***Indemnification Agreements and Advancements.*** To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Company (and any other persons to which Delaware law permits the Company to provide indemnification), through Bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders and others.

3.   ***Authorization of Excess Indemnification.*** The Company is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Company and its stockholders through Bylaw provisions or through agreements with such agents, or through stockholder resolutions or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject, at any time or times that the Company is subject to Section 2115(b) of the California Corporations Code, to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

[Signature Page to Follow]

IN WITNESS WHEREOF, Time Token, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer on this _____ 17 ʳᵈ day of May 2018.

TIME TOKEN, INC.

By: _____

Gregory Nelson,
Chief Executive Officer